Evome Medical Technologies Retains irlabs for Investor Relations Services

New York, New York, July 3, 2024 - Evome Medical Technologies Inc. (the "Company" or "Evome") (TSXV: EVMT) is pleased to announce it has entered into an agreement ("Agreement") with IR Labs Inc. ("irlabs") to provide the Company with investor relations and communications services.

"We look forward to this partnership with irlabs as we work to raise our profile in the investment community," said Mike Seckler, CEO. "In tandem with their expert team, we're confident we can amplify our story and strive to create value for our shareholders."

"We're thrilled to assist Evome with getting its story to the market and engaging with investors," said Alyssa Barry, Co-Founder and Principal at irlabs. "Evome is strategically positioned, and we eagerly anticipate aiding the Company in realizing its long-term goals and objectives."

Pursuant to the agreement with irlabs dated and commending July 1, 2024, for a period of 12 months, irlabs has agreed to provide investor relations and communications services to the Company in exchange for a monthly fee of USD$5,000, increasing to USD$10,000 as of January 1, 2025, plus a monthly expense reimbursement equal to 3% of the monthly fee. The services include developing and managing a broad investor relations and communications program including capital markets advisory and stakeholder relations. The Company is at arm's length from irlabs, and compensation payable to irlabs does not include any securities in the Company, nor, to the knowledge of the Company, does irlabs currently own, directly or indirectly, any securities in the Company or any right or intent to acquire any securities of the Company. irlabs contact information: Alyssa Barry, Principal and Co-Founder, 400-22 E 5th Ave., Vancouver, BC, V5T 1G8, alyssa@irlabs.ca, 1-833-947-5227. The Agreement remains subject to approval by the TSX Venture Exchange.

About Evome

Evome Medical Technologies Inc. (TSXV: EVMT) specializes in human performance and rehabilitative solutions achieved through strategic acquisitions and leveraging the intellectual properties of specialized companies under our wholly-owned subsidiaries. The Company's aim is to create a large, broad-based medical device company with global reach. For more information visit www.evomemedical.com.

About irlabs

irlabs is a modern investor relations firm that applies innovative strategies to create visibility, drive investor engagement and make an impact. Industry and sector agnostic, irlabs supports both private and public companies with their investor relations programs, corporate communications and ESG initiatives. For more information, visit www.irlabs.ca.

For Additional Information Contact:

Mike Seckler
Chief Executive Officer
1 (800) 760-6826

Info@Salonaglobal.com

For Media and Investor Relations:

irlabs

Alyssa Barry

Principal and Co-Founder

1 (833) 947-5227
alyssa@irlabs.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.